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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 1)

Cherokee Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

16444H102
(CUSIP Number)

December 31, 2003
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[ ] Rule 13d-1(d)

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 16444H102

1. Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Javelin Capital LLC

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a)   [   ]
(b)   [X]

3. SEC Use Only

4. Citizenship or Place of Organization

Nevada

Number of Units Beneficially Owned by Each Reporting Person With	5. Sole Voting Power 6. Shared Voting Power 7. Sole Dispositive Power 8. Shared Dispositive Power	551,579 N/A 551,579 N/A

9. Aggregate Amount Beneficially Owned by Each Reporting Person

551,579

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11. Percent of Class Represented by Amount in Row (9)

6.4%

12. Type of Reporting Person (See Instructions)

OO *
* The reporting person is a limited liability company.

CUSIP No. 16444H102

1. Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Ed Borgato

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a)   [   ]
(b)   [X]

3. SEC Use Only

4. Citizenship or Place of Organization

United States

Number of Units Beneficially Owned by Each Reporting Person With	5. Sole Voting Power 6. Shared Voting Power 7. Sole Dispositive Power 8. Shared Dispositive Power	2,000 N/A 2,000 N/A

9. Aggregate Amount Beneficially Owned by Each Reporting Person

2,000

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11. Percent of Class Represented by Amount in Row (9)

less than 1%

12. Type of Reporting Person (See Instructions)

IN

Item 1.

(a)  Name of Issuer:
Cherokee Inc.

(b)  Address of Issuer’s Principal Executive Offices:
6835 Valjean Avenue, Van Nuys, CA 91406

Item 2.

(a)  Name of Persons Filing:
Javelin Capital LLC
Ed Borgato

(b)  Address of Principal Business Office:
7674 W. Lake Mead Blvd., Suite 230, Las Vegas, NV 89128

(c)  Citizenship:
Nevada
United States of America

(d)  Title of Class of Securities:
Common Stock, par value $0.02 per share

(e)  CUSIP Number:
16444H102

Item 3. If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

N/A

(a)  [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)  [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)  [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)  [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)  [ ] An investment adviser in accordance with 17 C.F.R. 240.13d-1(b)(1)(ii)(E);

(f)  [ ] An employee benefit plan or endowment fund in accordance with 17 C.F.R. 240.13d-1(b)(1)(ii)(F);

(g)  [ ] A parent holding company or control person in accordance with 17 C.F.R. 240.13d-1(b)(1)(ii)(G);

(h)  [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)  [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)  [ ] Group, in accordance with 17 C.F.R. 240.13d-1(b)(1)(ii)(J).

Item 4. Ownership.

    Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)  Amount beneficially owned:
Javelin Capital LLC:551,579 shares
Ed Borgato:2,000 shares

(b)  Percent of class:
Javelin Capital LLC:6.4%
Ed Borgato:less than 1%

(c)  Number of shares as to which the person has:

      Sole power to vote or to direct the vote:
      Javelin Capital LLC:  551,579 shares
      Ed Borgato:  2,000 shares
      Shared power to vote or to direct the vote:N/A
      Sole power to dispose or to direct the disposition of:
      Javelin Capital LLC:  551,579 shares
      Ed Borgato:  2,000 shares
      Shared power to dispose or to direct the disposition of:  N/A

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8. Identification and Classification of Members of the Group

Not applicable.

Item 9. Notice of Dissolution of Group

Not applicable.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

JAVELIN CAPITAL LLC

Date: January 21, 2004	By:	/s/ Thomas C. Barrow
	Name:	Thomas C. Barrow
	Title:	Member

Date: January 21, 2004	/s/ Ed Borgato
Ed Borgato

Attention: Intentional misstatements or omissions of fact
constitute Federal criminal violations (See 18 U.S.C. 1001)